UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69448 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING  April 1, 2019  AND ENDING  March 31, 2020
                                               MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAILLIE GIFFORD FUNDS SERVICES LLC**

| OFFICIAL USE ONLY |
|---|
| _____ |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

CALTON SQUARE, 1 GREENSIDE ROW
                                                    (No. and Street)

| EDINBURGH | UK | EH1 3AN |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise                                                                          (212) 751-4422
                                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
                              (Name – *if individual, state last, first, middle name*)

| 1301 AVENUE OF THE AMERICAS | NEW YORK | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __DAVID SALTER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BAILLIE GIFFORD FUNDS SERVICES LLC_____ , as

of __MARCH 31_____ , 20 __20_____ , are true and correct.  I further swear (or affirm) that

neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____          _____

DocuSigned by:

A5D9AEA69448447...          _____

Signature

CHIEF EXECUTIVE OFFICER
_____

Title

__NOT NOTARIZED DUE TO COVID-19_____

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a)  Facing Page.
- [✓] (b)  Statement of Financial Condition.
- [ ] (c)  Statement of Income (Loss).
- [ ] (d)  Statement of Changes in Financial Condition.
- [ ] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g)  Computation of Net Capital.
- [ ] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l)  An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BAILLIE GIFFORD FUNDS SERVICES LLC**

Statements of Financial Condition

March 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BAILLIE GIFFORD FUNDS SERVICES LLC

## Contents

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of Baillie Gifford Funds Services LLC

*Opinion on the Financial Statements*

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC (a wholly owned subsidiary of Baillie Gifford Overseas Limited and a Delaware limited liability company) (the "Company") as of March 31, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Baillie Gifford Funds Services LLC as of March 31, 2020 and 2019 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of Baillie Gifford Funds Services LLC's management. Our responsibility is to express an opinion on Baillie Gifford Funds Services LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baillie Gifford Funds Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CohnReznick LLP

We have served as Baillie Gifford Funds Services LLC's auditor since 2014.

New York, New York
May 20, 2020

## BAILLIE GIFFORD FUNDS SERVICES LLC

**Managers' and Company Information**

| | |
|---|---|
| **Managers:** | D W Salter (Chairman) |
| | S A McKechnie |
| | A Graham |
| | M G Saliba |
| | K Hamilton |
| | |
| **Officers:** | J D Parise (Financial & Operations Principal) |
| | |
| **Bankers:** | Lloyds Bank plc |
| | City Branch |
| | PO Box 72 |
| | Bailey Drive |
| | Gillingham |
| | ME8 0LS |
| | |
| | Citibank N.A. |
| | PO Box 769018 |
| | San Antonio |
| | TX 78245 |
| | |
| | HSBC Bank USA N.A. |
| | 452 5th Ave |
| | New York |
| | NY 10018 |
| | |
| **Registered Office:** | Corporation Service Company |
| | 251 Little Falls Drive |
| | Wilmington |
| | DE 19808 |
| | USA |
| | |
| **Principal Office:** | Calton Square |
| | 1 Greenside Row |
| | Edinburgh |
| | EH1 3AN |
| | |
| **UK Company Number:** | FC031788 |
| | |
| **UK Establishment Registered Number:** | BR016858 |
| | |
| **US (Delaware) Registered Number:** | 5482323 |

# BAILLIE GIFFORD FUNDS SERVICES LLC

## Statements of Financial Condition

### March 31, 2020 and 2019

| | Note | 2020 | | 2019 |
|---|---|---|---|---|
| **Assets** | | | | |
| | | | | |
| Cash | | $ 1,062,946 | $ | 362,438 |
| Due from Parent | 3 | 375,956 | | 477,084 |
| Prepayments | | 116,370 | | 87,673 |
| Income taxes prepayment | | - | | 26,957 |
| **Total assets** | | $ 1,555,272 | $ | 954,152 |
| | | | | |
| **Liabilities and member's equity** | | | | |
| | | | | |
| Accounts payable and accrued expenses | | $ 23,117 | $ | 124,881 |
| Due to affiliates | | 199,865 | | 29,358 |
| Income taxes payable | | 43,848 | | - |
| **Total current liabilities** | | 266,830 | | 154,239 |
| | | | | |
| **Member's equity** | | | | |
| | | | | |
| Common units 100,000 shares, par value $1 | | 100,000 | | 100,000 |
| Retained earnings | | 1,188,442 | | 699,913 |
| Total member's equity | | 1,288,442 | | 799,913 |
| **Total liabilities and member's equity** | | $ 1,555,272 | $ | 954,152 |

Accompanying notes on pages 6-9 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 20, 2020 and signed on its behalf by:

DocuSigned by:

A5D9AEA69448447...

D W Salter

*Manager*

Company Number FC031788

## BAILLIE GIFFORD FUNDS SERVICES LLC

**Notes to the Financial Statements**

**March 31, 2020 and 2019**

1)      **Nature of Business**

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO" or the "Parent"), a wholly owned subsidiary of Baillie Gifford & Co. ("BGC") and is economically dependent on its Parent to sustain its operations. The Company was formed on February 14, 2014 as a limited liability company in Delaware, USA to act as distributor of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are Open Ended Investment Companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Funds were registered under the Securities Act of 1933 with the SEC.  Registration was granted on April 2, 2015.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO that are not registered under the Securities Act of 1933.  The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

BAILLIE GIFFORD FUNDS SERVICES LLC

**Notes to the Financial Statements (continued)**

**March 31, 2020 and 2019**

2)   **Summary of Significant Accounting Policies**

a)   *Basis of Presentation*

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US dollars ("USD").

b)   *Related Party Transactions*

On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

c)   *Concentration of Credit Risk*

The Company maintains its cash accounts in three commercial banks. The Company does not consider itself to be at risk with respect to its cash balances which at times may exceed Federally insured levels.

3)   **Amount due from Parent**

In accordance with the Expense Sharing Agreement, reimbursements from BGO included costs with a mark-up of 10% and were $7,128,173 (2019 - $6,010,899). $978,173 (2019 - $540,542) is due from BGO to the Company as of March 31, 2020; this amount is included net in Due from Parent on the Statements of Financial Condition.

## BAILLIE GIFFORD FUNDS SERVICES LLC

**Notes to the Financial Statements (continued)**

**March 31, 2020 and 2019**

**4)    Amount due to Parent**

In accordance with the Expense Sharing Agreement, there is $602,217 (2019 - $63,458) due to BGO from the Company as of March 31, 2020, which is included net in Due from Parent on the Statements of Financial Condition.

**5)    Affiliated Parties**

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO.  $199,865 (2019 - $29,358) is due to affiliates as of March 31, 2020.

**6)    Income Taxes**

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2017 through 2019.

**7)    Off-Balance Sheet Risk and Credit Risk**

The Company acts as general distributor of the Funds and BG Private Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off-balance sheet risk associated with these transactions as customers will deal directly with the funds and the Company does not hold or transfer customer funds.

**8)    Commitments and Contingencies**

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company.  As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

BAILLIE GIFFORD FUNDS SERVICES LLC

**Notes to the Financial Statements (continued)**

**March 31, 2020 and 2019**

9) **Net Capital Requirement**

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital.  Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.  The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  At March 31, 2020, The Company had net capital of $795,883, which was  $778,094  above  its  required  net  capital  of  the greater  of  $5,000  or  6  2/3%  of  aggregated  indebtedness.  The ratio of aggregate indebtedness to net capital was 0.33526 to 1 at March 31, 2020.

10) **Subsequent Events**

In December 2019 and early 2020, the coronavirus that causes COVID-19 was reported to have surfaced in China. The spread of this virus globally including in early 2020 has caused business  disruption  domestically  in  the  United  States,  the  area  in  which  the  Company primarily  operates.  While  the  disruption  is  currently  expected  to  be  temporary,  there  is considerable  uncertainty  around  the  duration  of  this  uncertainty.  Therefore,  while  the Company  does  not  expect  this  matter  to  negatively  impact  the  Company's  financial condition,  results  of  operations,  or  cash  flows,  the  extent  of  the  financial  impact  and duration cannot be reasonably estimated at this time. The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through May 20, 2020, the date the financial statements were available to be issued.